PRESS RELEASE

NOVEMBER 13, 2025

Largo Announces Leadership Transition: J. Alberto Arias and Daniel Tellechea to Become Co-CEOs and Diogo Silva Promoted to Become CFO

All amounts expressed are in U.S. dollars, denominated by "$"

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), one of the world's largest primary vanadium producers, is pleased to announce the appointment of J. Alberto Arias and Daniel Tellechea as its co-Chief Executive Officers effective immediately and the transition of Mr. Arias to Executive Chairman effective immediately. Mr. David Brace will act as Lead Director.

Largo also announced that Mr. Diogo Silva, who has been with the Company for the past fourteen (14) years, will be appointed Chief Financial Officer, effective December 5, 2025. Mr. Silva will succeed David Harris, who after more than 10 years with Largo, will step down as CFO effective December 5, 2025.

Mr. Arias and Mr. Tellechea will manage the Company through the next phase of operations with their complementary skill sets and focus on the execution of Largo's strategy to continue to reduce costs, diversify revenues and work to refinance its debt.

Mr. Arias commented "I look forward to contributing to Largo my over 30 years of experience, which has been focused on the investing, financial, and operational aspects of the industry.  Largo plays a critical role in the supply chain of vanadium for the U.S. and Western Nations since approximately 80% of world's vanadium supply is produced in China and Russia." Mr. Arias added, "Daniel Tellechea has done a remarkable job reducing operating costs to adapt to an extended period of low vanadium prices and the more recent effects of large U.S. tariffs and liquidity constraints. I am excited to work together with Daniel with his invaluable experience in managing mining assets under challenging market conditions."

J. Alberto Arias, through the investment funds he manages, has been invested in the Company since 2010 prior to the mine's construction.  Mr. Arias joined the Largo Board in 2011, and has been Largo's Non-Executive Chairman since 2019.  Mr. Arias is the founder and portfolio manager of Arias Resource Capital Management, and director of the General Partner to funds managed by Arias Resource Capital that are the Company's largest shareholder. Collectively, shares held by funds managed by Arias Resource Capital and Mr. Arias represent approximately 37.9% of the basic shares outstanding of the Company after the recent financing completed October 22, 2025.

Largo would like to thank Mr. Harris for his valuable contributions to Largo over the past decade at Largo. Mr. Silva is currently the Finance Director of the Company's subsidiary, Largo Vanádio de Maracás S.A. ("LVMSA") and has been instrumental in the Company's negotiations with its lenders to defer debt principal payments until September 2026.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada and 100% interest in the Currais Novos Tungsten Tailing Project near Natale Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Daniel Tellechea
Co-CEO & Director
+1.416.861.9778
info@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release includes, but is not limited to, the ability of the Company to continue as a going concern; and the ability for the Company to keep the Maracás Menchen Mine operating, thereby significantly improving the Company's financial situation.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.